

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 25, 2007

Mr. Colin Sutherland
Chief Financial Officer
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada

> **Re:** **Gammon Lake Resources Inc.**
> **Form 40-F for the Year Ended December 31, 2006**
> **Filed on April 3, 2007**
> **Form 40-F/A for the Year Ended December 31, 2006**
> **Filed on April 4, 2007**
> **Form 40-F/A for the Year Ended December 31, 2006**
> **Filed on April 9, 2007**
> **Form 40-F/A for the Year Ended December 31, 2006**
> **Filed on May 4, 2007**
> **Response Letter Dated February 23, 2007**
> **Response Letter Dated March 20, 2007**
> **Response Letter Dated May 4, 2007**
> **File No. 001-31739**

Dear Mr. George:

     We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 4, 2007 and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 40-F/A3 for the Fiscal Year Ended December 31, 2006 and Filed on May 4, 2007</u>

1.   We note that the audit opinion dated April 2, 2007 indicates that your consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in the report dated September 10, 2005. Please amend your filing to include the audit opinion of the other auditors as well as the related consent.

Exhibit 99.4

2.   We note that the fourth bullet on the consent of your independent registered public accounting firm indicates the reconciliation was prepared under Item 18 of Form 40-F. Please revise or advise.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief